# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, SUITE 802, MIAMI BEACH, Florida (FL), 33139
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020553
Filed by CIK 0001889646

## Reporting persons
- Aaron Rollins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,669,675; shared voting power 0; sole dispositive power 14,669,675; shared dispositive power 0; aggregate amount beneficially owned 14,669,675 (25.3% of the class)
  Comment: (Rows 5, 7 and 9) Consists of 14,669,675 shares of Common Stock held directly by Dr. Rollins and 66,842 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2024.
  
  (Row 11) This percentage is calculated based on 57,882,284 shares of Common Stock outstanding as of November 7, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 8, 2024, and assuming the issuance of 66,842 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2024 for an aggregate 57,949,126 shares of Common Stock outstanding.

## Item 1. Issuer
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: c/o AirSculpt Technologies, Inc., 1111 Lincoln Road, Suite 802, Miami Beach, Florida 33139

## Item 2. Person Filing
Name of person filing: Aaron Rollins
Address of principal business office or, if none, residence:
c/o AirSculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, Florida 33139
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,669,675
Percent of class: 25.3
Sole power to vote or to direct the vote: 14,669,675
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,669,675
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Aaron Rollins: /s/ Aaron Rollins, Aaron Rollins (02/07/2025)